Form 11-K
ANNUAL REPORT PURSUANT
TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
 For the fiscal year ended December 31, 2008
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission file number 001-10351
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
White Springs Agricultural Chemicals, Inc. Savings and Investment Plan
for Collective Bargaining Employees
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Potash Corporation of Saskatchewan Inc.
122 — 1st Avenue South
Saskatoon, Saskatchewan, Canada S7K 7G3

White Springs Agricultural
Chemicals, Inc. Savings and
Investment Plan for Collective
Bargaining Employees
Financial Statements as of December 31, 2008 and
2007, and for the Year Ended December 31, 2008,
Supplemental Schedule as of December 31, 2008,
and Report of Independent Registered Public Accounting Firm

WHITE SPRINGS AGRICULTURAL CHEMICALS, INC.
SAVINGS AND INVESTMENT PLAN
FOR COLLECTIVE BARGAINING EMPLOYEES
TABLE OF CONTENTS

Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits as of December 31, 2008 and 2007	2

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2008	3

Notes to Financial Statements as of December 31, 2008 and 2007, and for the Year Ended December 31, 2008	4–10

SUPPLEMENTAL SCHEDULE —	11

Form 5500 — Schedule H, Part IV, Line 4i — Schedule of Assets (Held at End of Year) as of December 31, 2008	12

NOTE:	All other schedules required by Section 29 CFR 2520.103 10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Plan Administrator and Participants of the
White Springs Agricultural Chemicals, Inc.
Savings and Investment Plan for
Collective Bargaining Employees:
We have audited the accompanying statements of net assets available for benefits of the White Springs Agricultural Chemicals, Inc. Savings and Investment Plan for Collective Bargaining Employees (the “Plan”) as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the year ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2008, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.
/s/   Deloitte & Touche LLP
Chicago, Illinois
June 22, 2009

WHITE SPRINGS AGRICULTURAL CHEMICALS, INC.
SAVINGS AND INVESTMENT PLAN
FOR COLLECTIVE BARGAINING EMPLOYEES
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2008 AND 2007

	2008	2007
ASSETS:
Participant-directed investments — at fair value (Note 3)	$16,723,934	$24,824,118

Receivables:
Company performance contribution	809,648	760,714
Unsettled trades		99,373

Total assets	17,533,582	25,684,205

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	17,533,582	25,684,205

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	77,744	21,439

NET ASSETS AVAILABLE FOR BENEFITS	$17,611,326	$25,705,644

See notes to financial statements.

WHITE SPRINGS AGRICULTURAL CHEMICALS, INC.
SAVINGS AND INVESTMENT PLAN
FOR COLLECTIVE BARGAINING EMPLOYEES
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2008

CONTRIBUTIONS:
Company matching contributions	$627,901
Company performance contributions	809,648
Participant contributions	1,923,915
Rollover contributions	81,512

Total contributions	3,442,976

INVESTMENT (LOSS) INCOME:
Net depreciation in fair value of investments (Note 3)	(10,551,275)
Interest and dividends	529,162

Net investment loss	(10,022,113)

OTHER DEDUCTIONS:
Benefits paid to participants	(1,486,204)
Administrative expenses	(8,843)
Net other	(20,134)

Total other deductions	(1,515,181)

DECREASE IN NET ASSETS	(8,094,318)

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	25,705,644

End of year	$17,611,326

See notes to financial statements.

WHITE SPRINGS AGRICULTURAL CHEMICALS, INC.
SAVINGS AND INVESTMENT PLAN
FOR COLLECTIVE BARGAINING EMPLOYEES
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2008 AND 2007, AND FOR THE YEAR ENDED DECEMBER 31, 2008

1.	DESCRIPTION OF PLAN

The following description of the White Springs Agricultural Chemicals, Inc. Savings and Investment Plan for Collective Bargaining Employees (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

General — The Plan is a defined contribution plan sponsored by White Springs Agricultural Chemicals, Inc. (the “Company”), covering all employees of the Company who are represented by a collective bargaining agreement between the Company and the International Chemical Workers Union Council of the United Food and Commercial Workers Union, Local 784C. The Employee Benefits Committee of PCS Administration (USA), Inc., the Company’s parent, controls and manages the operation and administration of the Plan. Fidelity Management Trust Company (“Fidelity”) is the trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions — Participants may contribute up to 50% of base compensation each year, as defined in the Plan, subject to certain Internal Revenue Code (IRC) limitations. These contributions may be pretax contributions and/or after-tax contributions. Participants who are age 50 and over may also make “catch-up” contributions.

The Company matches 100% of the first 3% of base compensation that participants contribute. Catch-up contributions are not eligible for the Company match. Participants may also rollover amounts representing distributions from other qualified defined benefit or contribution plans, which are not eligible for the Company match.

The Company may also make a discretionary Company performance contribution ranging from 0% to 3% of each eligible participant’s base pay. The Company made a 2008 Company performance contribution of 3% of each eligible participant’s base pay.

Participant Accounts — Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution, the Company performance contribution when applicable, and allocations of Plan earnings, and is charged with withdrawals and an allocation of Plan losses and administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investments — Participants direct the investment of their account balances and contributions into various investment options offered by the Plan. The Plan currently offers Potash Corporation of Saskatchewan Inc. (PCS) Common Stock, a selection of mutual funds and one pooled investment stable value fund. The U.S. Government Reserves Fund is used to maintain dividends distributed with the ESOP option and is not available as a participant-directed investment option. The PCS stock purchase account is a money market fund that is used in the recordkeeping of the purchases and sales of fractional shares of Company stock and is not available as a participant-directed investment option. Effective as of October 1, 2008, the investment option Legg Mason Value Trust FI Class was no longer available for new contributions.

Participants who have not made any investment elections will have their contributions and the employer contributions invested in the Plan’s “default fund,” which has been designated as the Fidelity Freedom Funds, specifically the Freedom Fund that has a target retirement date closest to the year that the participant might retire, based on the participant’s current age and assuming a normal retirement age of 65.

Vesting — Participants are immediately vested in their own contributions and in the Company Performance Contribution, plus actual earnings thereon. Vesting in the Company’s matching contribution is based on years of continuous service. Participants vest 20% per year of credited service and are 100% vested after five years of credited service. Forfeited balances of terminated participants are used to reduce future Company contributions.

Participant Loans — Participants may borrow from their fund accounts up to a maximum amount equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from one to five years or up to 20 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at two percentage points above the rate for five-year U.S. Treasury notes on the last day of the preceding calendar quarter in which the funds are borrowed. Loans for the purchase of a primary residence bear interest at the standard lending rate for 20-year fixed rate home mortgage loans. Principal and interest are paid ratably through payroll deductions.

Payment of Benefits — On termination of service, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, or, prior to April 1, 2006, in annual installments over the participant’s estimated life span. A participant may elect to receive payment of benefits prior to termination of service, as defined in the Plan. Participants may elect to receive their investment in the PCS Stock Fund in cash or in whole shares of PCS Common Stock. The Plan has a dividend payout program whereby participants may elect to receive as distributions dividends paid on their vested shares of PCS Common Stock in the PCS Stock Fund.

Forfeited Accounts — At December 31, 2008 and 2007, forfeited nonvested accounts totaled $514 and $22, respectively. These accounts are used to reduce future employer contributions. Forfeited balances of $6,068 were used to reduce Company contributions during the year ended December 31, 2008.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

Risks and Uncertainties — The Plan utilizes various investment instruments, including mutual funds, a pooled investment stable value fund, and common stock. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition — The Plan’s investments are stated at fair value. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. The PCS Common Stock is valued at quoted market price. The Fidelity Managed Income Portfolio II (the “Portfolio”) is stated at fair value and then adjusted to contract value, as the Portfolio’s investment contracts are fully benefit-responsive. Fair value of the Portfolio is the sum of the fair value of the underlying investments. Contract value of the Portfolio is the sum of participant and Company contributions, plus accrued interest thereon, less withdrawals. Participant loans are valued at the outstanding loan balances.

In accordance with Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”), the Portfolio is presented at fair value in participant-directed investments on the statements of net assets available for benefits, and an additional line item is presented showing the adjustment from fair value to contract value. The statement of changes in net assets available for benefits is presented on a contract value basis.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Management fees and operating expenses charged to the Plan for investments in the mutual funds and pooled fund are deducted from income earned on a daily basis and are not separately charged to an expense. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

The Fidelity Managed Income Portfolio II — The Portfolio is a stable value fund that is a commingled pool of the Fidelity Group Trust for Employee Benefit Plans. The Portfolio may invest in fixed interest insurance company investment contracts, money market funds, corporate and government bonds, mortgage-backed securities, bond funds, and other fixed income securities. Fair value of the Portfolio is the net asset value of its holdings at year-end. Underlying securities for which quotations are readily available are valued at their most recent bid prices or are valued on the basis of information provided by a pricing service. Fair value of the underlying investment contracts is estimated using a discounted cash flow model.

Effective January 1, 2008, the investment in the Fidelity Managed Income Portfolio was transferred to the Fidelity Managed Income Portfolio II. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The crediting interest rate was 3.48% for the Fidelity Managed Income Portfolio II at December 31, 2008. The crediting interest rate was 4.40% for the Fidelity Managed Income Portfolio at December 31, 2007. These rates were based on the interest rates of the underlying portfolio of assets. The average yield for the year ended December 31, 2008, was 3.40%.

New Accounting Guidance — The financial statements reflect the prospective adoption of Statement of Financial Accounting Standards No. 157 (“SFAS No. 157”), Fair Value Measurements, as of the beginning of the year ended December 31, 2008 (see Note 6). SFAS No. 157 is effective for the Plan’s financial statements for the year ended December 31, 2008. SFAS No. 157 establishes a single authoritative definition of fair value, sets a framework for measuring fair value, and requires additional disclosures about fair value measurements.

Administrative Expenses — Administrative expenses of the Plan are paid by the Plan or the Plan sponsor, as provided in the Plan document.

Payment of Benefits — Benefit payments to participants are recorded upon distribution. There were no amounts allocated to accounts of participants who had elected to withdraw from the Plan but had not yet been paid at December 31, 2008 and 2007.

3.	INVESTMENTS

The Plan’s investments are shown below. Investments that represented 5% or more of the Plan’s net assets available for benefits as of December 31, 2008 and 2007, are marked with an asterisk:

	2008		2007
Fixed income:
Fidelity Managed Income Portfolio II	$1,915,795	*	$—
Fidelity Managed Income Portfolio			1,972,733	*
Fidelity Retirement Money Market Portfolio	1,360,780	*	1,098,965

Equity:
Davis NY Venture A	37,825		48,262
Legg Mason Value Trust FI Class	1,285,972	*	3,718,592	*
ABF Large Cap Value Inst	13,786		19,615
Fidelity Puritan Fund	1,937,309	*	3,137,808	*
Fidelity OTC Portfolio	2,126,152	*	4,591,876	*
Fidelity Spartan US Equity Index Fund	1,784,559	*	3,292,478	*
Fidelity Overseas Fund	250,406		614,640
Fidelity Mid-Cap Stock Fund	208,488		442,340
Fidelity Small Cap Stock Fund	103,728		276,694
Fidelity Freedom Income	5,777		2,011
Fidelity Freedom 2000	601		192
Fidelity Freedom 2005	1,481		997
Fidelity Freedom 2010	178,432		233,070
Fidelity Freedom 2015	67,762		68,270
Fidelity Freedom 2020	202,728		197,631
Fidelity Freedom 2025	65,240		41,517
Fidelity Freedom 2030	41,531		40,942
Fidelity Freedom 2035	14,165		13,472
Fidelity Freedom 2040	37,255		17,227
Fidelity Freedom 2045	16,311		3,015
Fidelity Freedom 2050	13,360		553
PCS Common Stock	3,974,296	*	3,900,198	*
PCS Stock Purchase Account	3,925		585
Participant Loans	1,076,270	*	1,090,435

Total	$16,723,934		$24,824,118

During the year ended December 31, 2008, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

PCS Common Stock	$(3,820,000)
Davis NY Venture A	(23,143)
Legg Mason Value Trust FI Class	(1,956,173)
ABF Large Cap Value Inst	(8,881)
Fidelity Puritan Fund	(899,931)
Fidelity OTC Portfolio	(1,902,940)
Fidelity Mid-Cap Stock Fund	(176,541)
Fidelity Small Cap Stock Fund	(87,010)
Fidelity Freedom Income	(622)
Fidelity Freedom 2000	(108)
Fidelity Freedom 2005	(488)
Fidelity Freedom 2010	(68,301)
Fidelity Freedom 2015	(43,709)
Fidelity Freedom 2020	(101,454)
Fidelity Freedom 2025	(34,432)
Fidelity Freedom 2030	(23,004)
Fidelity Freedom 2035	(8,233)
Fidelity Freedom 2040	(17,804)
Fidelity Freedom 2045	(8,126)
Fidelity Freedom 2050	(5,338)
Fidelity Spartan US Equity Index Fund	(1,118,592)
Fidelity Overseas Fund	(246,445)

Net depreciation of investments	$(10,551,275)

4.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of mutual funds and a commingled pool managed by Fidelity. Fidelity is the trustee as defined by the Plan, and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for the investment management services were included as a reduction of the return earned on each fund.

At December 31, 2008 and 2007, the Plan held 54,278.827 and 27,092.237 shares, respectively, of common stock of Potash Corporation of Saskatchewan, the parent company of the Plan’s sponsor, with a cost basis of $6,368,162 and $2,085,992, respectively. During the year ended December 31, 2008, the Plan recorded dividend income of $14,953.

5.	PLAN TERMINATION

The Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants would become 100% vested in their account.

6.	FAIR VALUE MEASUREMENTS

Effective January 1, 2008 the Plan adopted SFAS No. 157. SFAS No. 157 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities

(level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under SFAS No. 157 are described below:

Basis of Fair Value Measurement

Level 1 — Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2 — Quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly;

Level 3 — Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The following table sets forth by level within the fair value hierarchy the Plan investment assets at fair value, as of December 31, 2008. As required by SFAS No. 157, assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

	Investment Assets
	at Fair Value as of December 31, 2008
	Level 1	Level 2	Level 3	Total

PCS Common Stock	$3,974,296	$—	$—	$3,974,296
Mutual Funds	9,757,573			9,757,573
Common Collective Trusts		1,915,795		1,915,795
Participant Loans		1,076,270		1,076,270

Total investment assets — at fair value	$13,731,869	$2,992,065	$—	$16,723,934

7.	FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter, dated December 19, 2008, that the Plan was designed in accordance with applicable IRC regulations. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

8.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of the financial statements as of December 31, 2008 and 2007, and for the year ended December 31, 2008, to the Form 5500:

	2008	2007
Statements of net assets available for benefits:
Net assets available for benefits per the financial statements	$17,611,326	$25,705,644
Company performance contribution receivable	(809,648)	(760,714)
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(77,744)	(21,439)

Net assets available for benefits per the Form 5500	$16,723,934	$24,923,491

Statements of changes in net assets available for benefits:
Decrease in net assets per the financial statements	$(8,094,318)
Increase in Company performance contribution receivable	(48,934)
Increase in adjustment from fair value to contract value for fully benefit-responsive investment contracts	(56,305)

Changes in net assets available for benefits per the Form 5500	$(8,199,557)

******

SUPPLEMENTAL SCHEDULE

WHITE SPRINGS AGRICULTURAL CHEMICALS, INC.
SAVINGS AND INVESTMENT PLAN
FOR COLLECTIVE BARGAINING EMPLOYEES
FORM 5500 — SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2008

		Description of Investment, Including
	Identity of Issue, Borrower,	Maturity Date, Rate of Interest,		Current
	Lessor, or Similar Party	Collateral, and Par or Maturity Value	Cost**	Value

	SHARES OF REGISTERED INVESTMENT COMPANIES:
	Davis Selected Advisors, L.P.	Davis NY Venture A	$—	$37,825
	Legg Mason Fund Advisor, Inc.	Value Trust FI Class		1,285,972
	American Beacon Advisors, Inc.	ABF Large Cap Value Inst		13,786
*	Fidelity Management Trust Company	Puritan Fund		1,937,309
*	Fidelity Management Trust Company	OTC Portfolio		2,126,152
*	Fidelity Management Trust Company	Mid-Cap Stock Fund		208,488
*	Fidelity Management Trust Company	Small Cap Stock Fund		103,728
*	Fidelity Management Trust Company	Freedom Income		5,777
*	Fidelity Management Trust Company	Freedom 2000		601
*	Fidelity Management Trust Company	Freedom 2005		1,481
*	Fidelity Management Trust Company	Freedom 2010		178,432
*	Fidelity Management Trust Company	Freedom 2015		67,762
*	Fidelity Management Trust Company	Freedom 2020		202,728
*	Fidelity Management Trust Company	Freedom 2025		65,240
*	Fidelity Management Trust Company	Freedom 2030		41,531
*	Fidelity Management Trust Company	Freedom 2035		14,165
*	Fidelity Management Trust Company	Freedom 2040		37,255
*	Fidelity Management Trust Company	Freedom 2045		16,311
*	Fidelity Management Trust Company	Freedom 2050		13,360
*	Fidelity Management Trust Company	Retirement Money Market Portfolio		1,360,780
*	Fidelity Management Trust Company	Spartan US Equity Index Fund		1,784,559
*	Fidelity Management Trust Company	Fidelity Overseas Fund		250,406
*	COMMINGLED POOL — Fidelity Management Trust Company	Managed Income Portfolio II		1,915,795
*	POTASH CORPORATION OF SASKATCHEWAN	PCS Common Stock, 54,278.827 shares		3,974,296
*	PCS STOCK PURCHASE ACCOUNT	Money Market	3,925	3,925
*	PARTICIPANT LOANS	Due 2009 through 2021; interest rates ranging from 4.5% to 7.0%		1,076,270

	TOTAL ASSETS HELD FOR INVESTMENT			$16,723,934

*	Party-in-interest.

**	Cost information is not required for participant-directed investments and, therefore, is not included.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

White Springs Agricultural Chemicals, Inc. Savings and Investment Plan for Collective Bargaining Employees (Name of Plan)
Date: June 24, 2009	/s/ Barbara Jane Irwin
Barbara Jane Irwin
Senior Vice President, Administration PCS Administration (USA), Inc., as Plan Administrator

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

23.1	Consent of Deloitte & Touche LLP